EXHIBIT 99.1

RADA Electronic Industries Announces Filing of 2019 Annual Report

NETANYA, Israel, April 7, 2020-- RADA Electronic Industries Ltd. (Nasdaq: RADA) today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission.  The annual report is available on the Company’s website (www.rada.com).  Shareholders may receive a hard copy of the annual report free of charge upon request.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Company Contact:	Investor Relations Contact:

Avi Israel (CFO)	Ehud Helft/Gavriel Frohwein
Tel: +972-9-892-1111	GK Investor & Public Relations
mrkt@rada.com	Tel: +1 646 688 3559
www.rada.com	rada@gkir.com